

February 24, 2012

Via E-mail
Douglas G. Boessen
Chief Financial Officer
Collective Brands, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207

> **Re:** **Collective Brands, Inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed March 25, 2011**
> **Form 10-Q for Fiscal Quarter Ended October 29, 2011**
> **Filed November 23, 2011**
> **File No. 001-14770**

Dear Mr. Boessen:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining